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                                                                                                                        Item 1

ICICI Limited

Audited Financial Results for the period ended December 31, 2000
                                                                                                               (Rs. in Million)
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                                                    Quarter        Quarter        Nine Months     Nine Months         Year
                                                     Ended          Ended            Ended           Ended            Ended
                                                 Dec 31, 2000   Dec 31, 1999     Dec 31, 2000    Dec 31, 1999     Mar 31, 2000
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
1         Net sales /income from operations         22,348.7       21,269.5        65,465.6         61,572.5        84,049.1
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2         Other income                                 198.1          246.1           508.5            356.6           544.8
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3         Total Expenditure:
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     (a)  Staff Cost                                   248.2          161.1           747.6            533.4           708.6
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     (b)  Bad & Doubtful debts written-off/
          provided for (including provision
          for standard assets)                       1,182.6        1,346.3         3,320.1          3,244.3         4,617.5
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     (c)  Other expenditure                            752.9          518.3         2,094.8          1,391.1         1,950.8
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          Total Expenditure                          2,183.7        2,025.7         6,162.5          5,168.8         7,276.9
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 4        Interest  (including interest tax
          and expenses on Borrowings)               16,611.8       15,219.8        48,192.7         44,748.4        60,055.6
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 5        Depreciation                                 974.0        1,261.0         2,937.7          3,015.9         3,983.9
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 6        Profit before tax                          2,777.3        3,009.1         8,681.2          8,996.0        13,277.5
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 7        Provision for taxation                       248.0          295.0           738.0            885.0         1,220.0
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 8        Net Profit after tax                       2,529.3        2,714.1         7,943.2          8,111.0        12,057.5
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 9        SEBI adjustments relating to change
          in accounting policies for
          corresponding previous periods                   -              -               -                -               -
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 10       Adjusted Profit after taxation             2,529.3        2,714.1         7,943.2          8,111.0        12,057.5
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 11       Profit after tax reported earlier          2,529.3        2,714.1         7,943.2          8,111.0        12,057.5
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 12       Adjustments relating to earlier
          years / change in accounting
          policies                                         -            3.5               -            414.8           405.4
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 13       Taxation of earlier years                                                       -                -            36.7
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 14       Profit for the period                      2,529.3        2,717.6         7,943.2          8,525.8        12,499.6
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 15       Paid up Equity Share Capital               7,847.9        7,682.8         7,847.9          7,682.8         7,830.6
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          (face value Rs. 10 per share)
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          (including Equity Share Capital
          Suspense)
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 16       Reserves excluding Revaluation            80,265.8       72,480.0        80,265.8         72,480.0        72,394.7
          Reserves
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 17       Earning Per Share (Rs) @                       3.1            3.1             9.9              9.3            14.0
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@ EPS for all periods has been calculated based on 785 million shares outstanding.

During the Nine Months ended December 31, 2000 the following companies have become subsidiaries of ICICI Limited:

                                                      Date of becoming
Name of the Subsidiary                                Subsidiary
----------------------                                -----------------
1.   ICICI ePayments Limited                          April 10, 2000
2.   ICICI Securities  Holding Inc.                   June 12, 2000
3.   ICICI Securities Inc.                            June 13,2000
4.   Ivory International Inc.                         June 14, 2000
5.   ICICI Prudential Life Insurance Company Limited  July 20, 2000
6.   ICICI Eco-Net Limited                            Sept.25, 2000
7.   ICICI Lombard General Insurance Company Ltd.     Oct.30, 2000
8.   ICICI Infotech Pte Ltd.                          Nov.8, 2000
9.   ICICI Global Opportunities Fund, L.L.C.          Dec.29, 2000
10. Traveljini.com (P) Limited                        May 11, 2000       Ceased to be the subsidiary w.e.f. December
                                                                         30, 2000
11. Cafe Network Limited                              July 20, 2000    --------------------"-------------------------
12. Billjunction Payment Limited                      Sept. 8, 2000    --------------------"-------------------------
13. Webquity e-Marketing Limited                      Dec. 12, 2000    --------------------"-------------------------

The above results were taken on record by the Board of Directors of the Company at its meeting held on January 25,2001.

                                                                              By Order of the
                                                                              Board
                                                                              Sd/.
                                                                              (K.V. Kamath)
                                                                              Managing Director &
                                                                              CEO
END
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